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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
                            ---------------
                            Amendment No. 5
                                  to
                            Schedule 14D-1
                        Tender Offer Statement
  Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                  and
                             Statement on
                             Schedule 13D
               Under the Securities Exchange Act of 1934

                              Big B, Inc.
                       (Name of Subject Company)
                            ---------------
                         RDS Acquisition Inc.
                           Revco D.S., Inc.
                               (Bidders)
                            ---------------

               Common Stock, Par Value $0.001 Per Share
        (Including the Associated Common Stock Purchase Rights)
                    (Title of Class of Securities)
                              0888917106
                (CUSIP Number of Classes of Securities)
                            ---------------

                          Jack A. Staph, Esq.
         Senior Vice President, Secretary and General Counsel
                           Revco D.S., Inc.
                        1925 Enterprise Parkway
                          Twinsburg, OH 44087
                            (216) 487-1667
     (Name, Address and Telephone Number of Persons Authorized to
       Receive Notices and Communications on Behalf of Bidders)
                            ---------------
                               Copy to:
                          Richard Hall, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                     New York, New York 10019-7475
                            (212) 474-1293

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

          RDS Acquisition Inc. (the "Purchaser") and Revco D.S., Inc. ("Parent") hereby amend and supplement their Tender Offer Statement on
Schedule 14D-1 and Statement on Schedule 13D (as amended prior to the date hereof, the "Schedule 14D-1"), originally filed on September 10, 1996, with respect to their offer to purchase all outstanding shares of Common Stock, par value $0.001 per share, including the associated common stock purchase rights, of Big B, Inc., an Alabama corporation (the "Company"), as set forth in this Amendment No. 5. Capitalized terms not defined herein have the meanings assigned thereto in the
Schedule 14D-1.


          Item 3. Past Contacts, Transactions or Negotiations with the Subject Company

          (b) Anthony J. Bruno, Chairman of the Board and Chief
Executive Officer of the Company sent D. Dwayne Hoven, President and Chief Executive Officer of Parent the following letter on October 1, 1996:

                                                       October 1, 1996


     Mr. Dwayne Hoven
     President and Chief Executive Officer
     Revco D.S., Inc.
     1925 Enterprise Parkway
     Twinsburg, Ohio 44087

     Dear Dwayne:

               I am writing in response to your letter to me of September 27, 1996 with which you included your proposed revisions to the confidentiality agreement that I sent you on September 23, 1996.

               As you know, one of Big B's objectives in the process that we have undertaken is to promote the interests of Big B's shareholders by seeking through confidentiality agreements to discourage potential acquirors of Big B from efforts to minimize the value available to Big B's shareholders through litigation pressure or other tactics. If you are sincere in your repeatedly stated desire to work constructively with Big B, I encourage you to join the other interested parties who are proceeding consistent with this objective and promptly execute a confidentiality agreement on terms that Big B can accept. Provided that a suitable agreement can be reached, I and the other members of the Big B Board of Directors would welcome Revco's active participation in the process.

               In response to the specifics of your proposed confidentiality agreement, let me begin by noting that a number of other potentially interested parties have executed confidentiality agreements providing for the same standstill restrictions that were included in the proposed form of confidentiality agreement that I sent to you on September 23 and that no party other than Revco has advised Big B that it will not execute a confidentiality agreement because of reservations concerning such standstill provisions. We believe that the responses from these parties, each of whom has expressed an interest in developing an acquisition proposal for Big B and is mindful that others are doing the same, clearly demonstrate that the standstill restrictions as proposed are entirely reasonable.

               Even though what we have proposed has been found to be reasonable by all of the others, Big B would still prefer to reach a mutually acceptable confidentiality agreement with Revco. In the interests of doing so, I am enclosing a revised form of confidentiality agreement that Big B is prepared to execute with Revco and which I believe appropriately balances Big B's and Revco's interests. In order to preserve the level playing field for Revco and the other interested parties that we have sought to maintain, we will be communicating with each of the other parties with whom we have executed confidentiality agreements to offer to revise their agreements in accordance with the revised form being provided to you, whether or not we reach agreement with you.

               Although the revised form of confidentiality agreement is self-explanatory, several points deserve emphasis:

          o We have retained the proposed December 15, 1996 termination date previously discussed with your counsel rather than your November 15 proposal. The preliminary results of the process Big B has undertaken has confirmed us in our initial judgment that the additional time may be necessary for certain parties to formulate their best proposals. We have, however, sought to address your other expressed concerns by providing for an earlier termination in the event that Big B enters into a definitive and binding agreement to be acquired or takes certain other specified actions.

          o We continue to believe that pursuit by Revco of rights plan litigation at this juncture is clearly premature and would be inimical to the process under which Big B is seeking to develop and consider in an orderly manner alternative proposals. We have accordingly proposed that such litigation be stayed by both parties at this time but have agreed that it could be pursued once the termination date occurs.

          o We remain unwilling to include several Big B covenants proposed by you because we believe that they would generally have the effect of inappropriately restricting the Big B Board of Directors' ability to comply with their fiduciary responsibilities while potentially chilling interest on the part of other parties. We have, however, sought to address your stated concerns that Big B not take certain kinds of actions while Revco's actions are restricted by accelerating the termination date under the circumstances described above. In any event, neither the revised confidentiality agreement nor the original proposed form of confidentiality agreement would restrict Revco's ability to seek judicial redress (other than concerning the rights plan as described above) at any time for actions which are taken by Big B or the Big B Board of Directors and which Revco believes violates its legal rights.

               I remain hopeful that you will see the benefits for Revco that an agreement promptly be reached which evidences Revco's willingness to be part of an orderly process and which affords Revco access to Big B's confidential financial information. Whether or not Revco chooses to exclude itself from the confidential information, I assure you that the Big B Board of Directors will continue to act in the best interests of Big B's shareholders and will carefully consider any acquisition proposal that is timely received from Revco or any other party that appropriately reflects Big B's intrinsic value.

     Very truly yours,

     /s/ Anthony J. Bruno

     Anthony J. Bruno
     Chairman of the Board and
     Chief Executive Officer

          A form of Confidentiality Agreement was included with Mr. Bruno's letter and is attached as Exhibit (c)(3).

          Item 11. Material to be filed as Exhibits

          (c)(3) Revised form of Confidentiality Agreement sent by the Company to Parent on October 1, 1996.

                               SIGNATURE


               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 is true, complete and correct.

Dated:  October 2, 1996

                                   REVCO D.S., INC.,

                                     by
                                        /s/ Jack A. Staph
                                        ------------------------------
                                        Name:  Jack A. Staph
                                        Title: Senior Vice President,
                                               Secretary and General
                                               Counsel


                                   RDS ACQUISITION INC.,

                                     by
                                       /s/ Jack A. Staph
                                       -------------------------------
                                       Name:   Jack A. Staph
                                       Title:  Vice President and Secretary

                             Exhibit Index



                                                                    Page

Exhibit (c)(3)     Revised form of Confidentiality Agreement
                   sent by the Company to Parent on
                   October 1, 1996.